UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Prothena Corporation plc
(Name of Issuer)

Ordinary Shares, Par value $0.01 each (Ordinary Shares)
(Title of Class of Securities)

G72800 10 8
(CUSIP Number)

October 8, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G72800 10 8	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Johnson & Johnson I.R.S. I.D. # 22-1024240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 209,421
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 209,421
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,421
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%*
12	TYPE OF REPORTING PERSON (See Instructions) CO

* Based on 21,179,182 outstanding Ordinary Shares, which includes the 3,500,000 Ordinary Shares outstanding upon consummation of Prothena Corporation plc’s public offering as disclosed in Prothena Corporation plc’s prospectus (Registration No. 333-191218) filed with the United States Securities and Exchange Commission on October 3, 2013.

Item 1.

	(a)		Name of Issuer: Prothena Corporation plc

	(b)		Address of Issuer’s Principal Executive Offices:

650 Gateway Boulevard, South San Francisco, California 94080
Item 2.
	(a)		Name of Person Filing:

Johnson & Johnson, a New Jersey corporation

	(b)		Address of Principal Business Office or, if none, Residence:

One Johnson & Johnson Plaza, New Brunswick, NJ 08933

	(c)		Citizenship: New Jersey

	(d)		Title of Class of Securities: Ordinary Shares, Par value $0.01 each (Ordinary Shares)

	(e)		CUSIP Number: G72800 10 8

Item 3.	If this statement is filed pursuant to §§240.13d–1(b), or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with §§240.13d–1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §§240.13d–1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with §240.3d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4.	Ownership.

(a) Amount beneficially owned: 209,421

(b) Percent of class: 1.0%*

* Based on 21,179,182 outstanding Ordinary Shares, which includes the 3,500,000 Ordinary Shares outstanding upon consummation of Prothena Corporation plc’s public offering as disclosed in Prothena Corporation plc’s prospectus (Registration No. 333-191218) filed with the United States Securities and Exchange Commission on October 3, 2013.

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 209,421

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 209,421

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The 209,421 identified in Item 4 above are directly owned by Janssen Pharmaceutical, an Irish unlimited company (Reg. No. 79963), with its registered office at Little Island Industrial Estate, Little Island, Co. Cork, Ireland, a wholly owned subsidiary of Johnson & Johnson.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

The 209,421 identified in Item 4 above are directly owned by Janssen Pharmaceutical, an Irish unlimited company (Reg. No. 79963), with its registered office at Little Island Industrial Estate, Little Island, Co. Cork, Ireland, a wholly owned subsidiary of Johnson & Johnson.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 9, 2013

JOHNSON & JOHNSON,

By:	/s/ Douglas K. Chia
	Name:	Douglas K. Chia
	Title:	Secretary